

September 13, 2013

Harold Fisher, Esq.
Boston Investment and Development Corp.
675 VFW Parkway, Suite 189
Chestnut Hill, MA 02467

> **Re:** **Boston Investment and Development Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 21, 2013**
> **File No. 333-189200**

Dear Mr. Fisher:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your analysis in response to comment 1 in our letter dated July 5, 2013. Please revise your cover page and plan of distribution to clearly state that selling security holders will sell the common stock at a fixed price of $1.00 per share until your securities are quoted on the OTC Bulletin Board or OTC Market Group and thereafter at prevailing market prices or privately negotiated prices.

2.   Please revise to specifically identify Mr. Trabelsi as your sole promoter, consistent with your response to comment 19 in our letter dated July 5, 2013.

3.   We note your responses to our comment letter. Please note that in discussing the definition of a "blank check" company in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the

registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

As such, please include a statement in your prospectus summary to make clear that the company has no present plans to be acquired or to merge with another company nor does the company, nor any of its shareholders, have plans to enter into a change of control or similar transaction.

Selling Shareholders, page 13

4.   We note your response to comment 10. Please tell us if you requested the selling shareholders to affirm that they have no affiliations with any broker/dealers.

Description of Property, page 21

5.   Please tell us if your property has any relationship to the Green Pines Townhomes.

Financing Strategy, page 22

6.   We note your responses to comments 14 and 15. Please revise to clarify your basis for the estimates disclosed in this section.

Management's Discussion and Analysis or Plan of Operation, page 23

Plan of Operation, page 25

7.   We note your revisions in response to comments 14 and 16. Revise to discuss with greater specificity expected sources of funding and the likely alternatives for satisfying your capital needs, in light of your negative cash flows and your discussion in the risk factors section of the relative unavailability of third-party financing for multi-family dwelling purchases.

Directors, Executive Officers

Background of Directors, Executive Officers, page 26

8.   Please discuss Mr. Trabelsi's experience on these projects within the last 5 years in more detail. For instance, revise to specifically identify his role and title on the projects outlined in this section.

9.   Please also revise to better explain the breadth of Ms. Ilooz's "real estate transactions". For instance, please clarify whether she served only as a real estate sales person in connection with residential home sales.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter Mcphun, Staff Accountant, at (202) 551-3581 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: C. Parkinson Lloyd, Esq.
        Durham Jones & Pinegar, P.C.